UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated  January 6, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                  Supplemental United States GAAP Disclosures, June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	January 6, 2012	By:	/s/”Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary &
Chief Compliance Officer

ENBRIDGE INC.

SUPPLEMENTAL UNITED STATES GAAP DISCLOSURES

June 30, 2011

This unaudited supplemental information should be read in conjunction with the unaudited interim consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2011 and 2010. Significant differences between Canadian and United States generally accepted accounting principles (GAAP) are described in Note 10 of the June 30, 2011 consolidated financial statements. Presentation of the following disclosures would be required under United States GAAP as specified in Item 18 of Form 20-F.

1.                     ACCOUNTS RECEIVABLE AND OTHER

(unaudited; millions of Canadian dollars)	June 30, 2011	December 31, 2010
Unbilled revenues	1,235	1,284
Trade receivables	435	740
Taxes receivable	159	205
Regulatory assets	115	182
Current derivative assets	216	170
Due from affiliates	24	63
Prepaid expenses and deposits	77	36
Dividends receivable	33	16
Other	97	72
Allowance for doubtful accounts	(57)	(62)
	2,334	2,706

2.                     INVENTORY

(unaudited; millions of Canadian dollars)	June 30, 2011	December 31, 2010
Natural gas	445	537
Other commodities	227	276
	672	813

3.                     ACCOUNTS PAYABLE AND OTHER

(unaudited; millions of Canadian dollars)	June 30, 2011	December 31, 2010
Operating accrued liabilities	1,436	1,621
Trade payables	133	232
Construction payables	175	253
Taxes payable	222	156
Current derivative liabilities	112	138
Security deposits	80	78
Contractor holdbacks	73	78
Other	108	132
	2,339	2,688

4.                     EARNINGS PER SHARE

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. For the three and six months ended June 30, 2011, the weighted average number of shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 22 million shares (2010 - 22 million shares), resulting from the Company’s reciprocal investment in Noverco.

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

	Three months ended June 30,			Six months ended June 30,
(unaudited; number of common shares in millions)	2011	2010	[1]	2011	2010	[1]
Weighted average shares outstanding	750	739		748	737
Effect of dilutive options	10	8		10	8
Diluted weighted average shares outstanding	760	747		758	745

1            Effective May 25, 2011, a two-for-one split of the common shares of the Company was completed. The number of shares outstanding, earnings per common share, diluted earnings per common share, dividends per common share and outstanding option information have been retroactively restated to reflect the impact of the stock split.

5.                DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

MARKET PRICE RISK

The Company’s earnings, cash flows and Other Comprehensive Income (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company’s earnings, cash flows, and OCI are subject to foreign exchange rate variability, primarily arising from its United States dollar denominated investments and subsidiaries, and certain revenues denominated in United States dollars. The Company has implemented a policy whereby it economically hedges a minimum level of foreign currency denominated earnings exposures identified over the next five year period. The Company may also hedge anticipated foreign currency denominated purchases or sales, foreign currency denominated debt, as well as certain equity investment balances and net investments in foreign denominated subsidiaries. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage variability in cash flows arising from its United States dollar investments and subsidiaries, and primarily non-qualifying derivative instruments to manage variability arising from certain revenues denominated in United States dollars.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short-term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Floating to fixed interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the volatility of short-term interest rates on interest expense through 2015 at an average rate of 2.22%.

The Company’s earnings and cash flows are also exposed to variability in longer term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through

2014. A total of $2,250 million of future fixed rate term debt issuances have been hedged at an average swap rate of 4.56%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt which stays within its Board of Directors approved policy limit band of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company uses primarily qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of ownership interest in certain assets and investments, as well as through the activities of its energy services subsidiaries. The Company uses natural gas, power, crude oil and natural gas liquids (NGL) derivative instruments to fix a portion of the variable price exposures that may arise from commodity usage, storage, transportation and supply agreements. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

The Company has implemented a program to mitigate the volatility from fractionation spreads (natural gas/NGLs) that impact earnings from its ownership in the Aux Sable natural gas processing plant through 2011.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock based compensation, Restricted Stock Units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

TOTAL DERIVATIVE INSTRUMENTS

The following table summarizes the balance sheet location and carrying value of the Company’s derivative instruments. The Company did not have any outstanding fair value hedges at June 30, 2011 or December 31, 2010.

June 30, 2011	Derivative instruments used as cash flow hedges	Derivative instruments used as net investment hedges	Non- qualifying derivative instruments	Total derivative instruments
(unaudited; millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	4	16	121	141
Interest rate contracts	-	-	1	1
Commodity contracts	-	-	69	69
Other contracts	1	-	4	5
	5	16	195	216
Deferred amounts and other
Foreign exchange contracts	16	124	320	460
Interest rate contracts	132	-	-	132
Commodity contracts	3	-	5	8
Other contracts	2	-	2	4
	153	124	327	604
Accounts payable and other
Foreign exchange contracts	(10)	-	(19)	(29)
Interest rate contracts	(37)	-	-	(37)
Commodity contracts	(1)	-	(45)	(46)
	(48)	-	(64)	(112)
Other long-term liabilities
Foreign exchange contracts	(80)	-	(41)	(121)
Interest rate contracts	(122)	-	-	(122)
Commodity contracts	(4)	-	(3)	(7)
	(206)	-	(44)	(250)
Total net derivative asset/(liability)
Foreign exchange contracts	(70)	140	381	451
Interest rate contracts	(27)	-	1	(26)
Commodity contracts	(2)	-	26	24
Other contracts	3	-	6	9
	(96)	140	414	458

December 31, 2010	Derivative instruments used as cash flow hedges	Derivative instruments used as net investment hedges	Non- qualifying derivative instruments	Total derivative instruments
(unaudited; millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	4	15	111	130
Interest rate contracts	6	-	-	6
Commodity contracts	-	-	33	33
Other contracts	-	-	1	1
	10	15	145	170
Deferred amounts and other
Foreign exchange contracts	18	100	275	393
Interest rate contracts	67	-	-	67
Commodity contracts	-	-	2	2
	85	100	277	462
Accounts payable and other
Foreign exchange contracts	(4)	-	(11)	(15)
Interest rate contracts	(72)	-	-	(72)
Commodity contracts	-	-	(51)	(51)
	(76)	-	(62)	(138)
Other long-term liabilities
Foreign exchange contracts	(47)	-	(3)	(50)
Interest rate contracts	(80)	-	-	(80)
Commodity contracts	-	-	(3)	(3)
	(127)	-	(6)	(133)
Total net derivative asset/(liability)
Foreign exchange contracts	(29)	115	372	458
Interest rate contracts	(79)	-	-	(79)
Commodity contracts	-	-	(19)	(19)
Other contracts	-	-	1	1
	(108)	115	354	361

The following table summarizes the maturity and notional principal or quantity outstanding related to the Company’s derivative instruments.

	June 30, 2011		December 31, 2010
(unaudited)	Maturity	Notional principal or quantity outstanding	Maturity	Notional principal or quantity outstanding
U.S. dollar forwards - purchase (millions of United States dollars)	2011-2020	1,303	2011-2020	1,185
U.S. dollar forwards - sell (millions of United States dollars)	2011-2020	7,496	2011-2020	3,516
Interest rate contracts (millions of Canadian dollars)	2011-2029	13,368	2011-2029	10,772
Commodity contracts - Energy (billions of cubic feet equivalent)	2011-2013	29	2011-2013	41
Commodity contracts - Power (megawatts per hour)	2011-2024	54	2011-2024	2

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of cash flow hedges and net investment hedges on the Company’s consolidated earnings and consolidated comprehensive income.

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2011	2010	2011	2010
Amount of unrealized gain/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	(23)	9	(42)	36
Interest rate contracts	(27)	(105)	28	(177)
Commodity contracts	(2)	(6)	2	1
Other contracts	1	-	2	1
Net investment hedges
Foreign exchange contracts	5	(45)	25	(38)
Total unrealized loss recognized in OCI	(46)	(147)	15	(177)
Amount of gain/(loss) reclassified from AOCI to earnings
Cash flow hedges
Foreign exchange contracts[1]	-	(1)	-	(2)
Interest rate contracts[2]	11	17	22	52
Commodity contracts[3]	(1)	-	2	(9)
Other contracts	(1)	-	(1)	(1)
Total loss reclassified from AOCI to earnings	9	16	23	40

1            Gain/(loss) reported within Other income in the Consolidated Statement of Earnings.

2            Gain/(loss) reported within Interest expense in the Consolidated Statement of Earnings.

3            Loss reported within Commodity costs in the Consolidated Statement of Earnings.

The Company estimates that $203 million of Accumulated Other Comprehensive Income (AOCI) related to cash flow hedges will be reclassified to earnings in the next 12 months. Actual amounts reclassified to earnings depend on the foreign exchange rates, interest rates and commodity prices when derivative contracts that are currently outstanding mature. For all significant forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is 54 months at June 30, 2011.

Earnings for both the three and six months ended June 30, 2011 included a loss of $9 million (2010 - $nil) as a result of hedge ineffectiveness on interest rate derivatives.

Non-Qualifying Derivatives

The following table presents the unrealized gains and losses associated with changes in the fair value of the Company’s non-qualifying derivatives.

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2011	2010	2011	2010
Foreign exchange contracts[1]	(20)	(124)	2	(87)
Interest rate contracts [2]	4	-	4	-
Commodity contracts [3]	73	53	53	65
Equity contracts[4]	2	-	5	-
Total unrealized derivative fair value gain	59	(71)	64	(22)

1    Gain/(loss) reported within Other income in the Consolidated Statement of Earnings.

2    Gain reported within Interest expense in the Consolidated Statement of Earnings.

3    Gain/(loss) reported within Commodity costs in the Consolidated Statement of Earnings.

4    Gain/(loss) reported within Operating and administrative expense in the Consolidated Statement of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments and guarantees as they become due. In order to manage this risk, the Company forecasts cash requirements over a twelve month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities with a diversified group of banks and institutions which, if necessary, enables the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities at June 30, 2011. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. The Company enters into risk management transactions with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and industry standard netting arrangements.

The Company generally has a policy of entering into individual International Securities Dealers Association agreements, or other similar derivative agreements, with the majority of our derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding in the event of bankruptcy or other significant credit event, and would reduce our credit risk exposure on derivative asset positions outstanding with those counterparties in those particular circumstances.

At June 30, 2011 and December 31, 2010, the Company had group credit concentrations and maximum credit exposure, with respect to derivative instruments, in the following counterparty segments:

	June 30,	December 31	,
(unaudited; millions of Canadian dollars)	2011	2010
Canadian financial institutions	379	373
Non-Canadian financial institutions and other	79	(12)
	458	361

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Credit risk is mitigated by the large and diversified customer base and, in some cases, the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities measured at fair value on a recurring basis include cash and cash equivalents and derivative instruments. The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities. The fair value of derivative instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such values are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs to estimate fair value. The Company recognizes equity investments in other entities not categorized as held to maturity at fair value, with changes in fair value recorded in OCI, unless actively quoted prices are not available for fair value measurement in which case these investments are recorded at cost. All equity investments of this nature currently held by the Company are recognized at cost with a carrying value of $56 million at June 30, 2011.

The Company has a held to maturity, preferred share investment carried at its amortized cost of $580 million at June 30, 2011 (2010 - $181 million). These preferred shares are entitled to a cumulative preferred dividend based on the average yield of Government of Canada bonds maturing in greater than 10 years plus 4.34%. The fair value of the investment approximates its carrying value as its return is based on a floating interest rate.

In addition, the Company provides certain fair value disclosures associated with long-term debt. At June 30, 2011, the Company’s long-term debt had a carrying value of $13,627 million (December 31, 2010 - $13,715 million) and a fair value of $14,943 million (December 31, 2010 - $14,770 million). The fair value of the Company’s long-term debt and non-recourse long-term debt is based on quoted market prices for instruments of similar yield, credit risk and tenure.

Fair Value of Derivatives

The Company categorizes its derivative assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1

Level 1 includes derivatives measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for a derivative is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company’s Level 1 instruments consist primarily of exchange-traded derivatives used to mitigate the risk of crude oil price fluctuations in the Gas Pipelines, Processing and Energy Services segment.

Level 2

Level 2 includes derivative valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivatives in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative. Derivatives valued using Level 2 inputs include non-exchange traded derivatives such as over-the-counter foreign exchange forward and cross currency swap contracts, interest rate swaps, physical forward commodity contracts, as well as commodity swaps and options for which observable inputs can be obtained. These instruments are used primarily in the Gas Pipelines, Processing and Energy Services, Sponsored Investments and Corporate segments.

Level 3

Level 3 includes derivative valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the derivatives’ fair value. Generally, Level 3 derivatives are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classification. The Company has developed methodologies, benchmarked against industry standards, to determine fair value for these derivatives based on extrapolation of observable future prices and rates. Derivatives valued using Level 3 inputs primarily include long-dated derivative power contracts and NGL and natural gas contracts in the Gas Pipelines, Processing and Energy Services and Sponsored Investments segments.

The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest, foreign exchange, share price and commodity) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread as well as the credit default swap spreads associated with its counterparties in its estimation of fair value.

The Company has categorized its derivative assets and liabilities measured at fair value as follows.

June 30, 2011	Level 1	Level 2	Level 3	Total
(unaudited; millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	141	-	141
Interest rate contracts	-	1	-	1
Commodity contracts	6	5	58	69
Other contracts	-	-	5	5
	6	147	63	216
Long-term derivative assets
Foreign exchange contracts	-	460	-	460
Interest rate contracts	-	132	-	132
Commodity contracts	-	2	6	8
Other contracts	-	-	4	4
	-	594	10	604
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(29)	-	(29)
Interest rate contracts	-	(37)	-	(37)
Commodity contracts	-	(8)	(38)	(46)
	-	(74)	(38)	(112)
Long-term derivative liabilities
Foreign exchange contracts	-	(121)	-	(121)
Interest rate contracts	-	(122)	-	(122)
Commodity contracts	-	(1)	(6)	(7)
	-	(244)	(6)	(250)
Total net financial asset/(liability)
Foreign exchange contracts	-	451	-	451
Interest rate contracts	-	(26)	-	(26)
Commodity contracts	6	(2)	20	24
Other contracts	-	-	9	9
	6	423	29	458

December 31, 2010	Level 1	Level 2	Level 3	Total
(unaudited; millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	130	-	130
Interest rate contracts	-	6	-	6
Commodity contracts	-	5	28	33
Other contracts	-	-	1	1
	-	141	29	170
Long-term derivative assets
Foreign exchange contracts	-	393	-	393
Interest rate contracts	-	67	-	67
Commodity contracts	-	-	2	2
	-	460	2	462
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(15)	-	(15)
Interest rate contracts	-	(72)	-	(72)
Commodity contracts	(9)	(2)	(40)	(51)
	(9)	(89)	(40)	(138)
Long-term derivative liabilities
Foreign exchange contracts	-	(50)	-	(50)
Interest rate contracts	-	(80)	-	(80)
Commodity contracts	-	(1)	(2)	(3)
	-	(131)	(2)	(133)
Total net financial asset/(liability)
Foreign exchange contracts	-	458	-	458
Interest rate contracts	-	(79)	-	(79)
Commodity contracts	(9)	2	(12)	(19)
Other contracts	-	-	1	1
	(9)	381	(11)	361

Changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy were as follows.

	Six months ended
	June 30,
	2011	2010
(unaudited; millions of Canadian dollars)
Level 3 net derivative asset/(liability) at beginning of year	(11)	(28)
Total unrealized gains/(losses)
Included in earnings[1]	40	84
Included in OCI	-	3
Settlements[2]	-	(7)
Level 3 net derivative asset/(liability) at end of year	29	52

1	Gain/(loss) reported within Commodity costs in the Consolidated Statements of Earnings.
2	Represents the realized fair value of Level 3 derivative instruments settled during the six months ended June 30, 2011 and 2010.
3	The Company’s policy is to recognize transfers as of the last day of the reporting period. There were no transfers between levels as of June 30, 2011 or 2010.

6.     EMPLOYEE FUTURE BENEFITS

Contributions paid and expected to be paid by the Company to the pension and Post-Employment Benefits Other than Pensions (OPEB) plans during 2011 are as follows.

	Pension Benefits		OPEB
(unaudited; millions of Canadian dollars)	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Contributions paid	29	89	2	9
Contributions expected to be paid in the next six months	45		8
Total contributions expected to be paid in 2011	74		10